 Miranda Gold Corp.
Unit 1 – 15782 Marine Drive
White Rock, B.C. V4B 1E6
Phone:  604-536-2711  Fax:  604-536-2788

August 28, 2012

To:           UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 7010

From:           MIRANDA GOLD CORP.
Unit 1 – 15782 Marine Drive
White Rock, British Columbia
Canada  V4B 1E6

Re:           Miranda Gold Corp.
Reponses to Staff Comments dated August 9, 2012
To Form 20-F for Fiscal Year Ending August 31, 2011
Filed December 15, 2011
File Number 000-27760

Ladies and Gentlemen:

Miranda Gold Corp. (the “Company”) filed a Form 20-F for the Fiscal Year Ending August 31, 2011 on December 15, 2011 and the staff of the Securities and Exchange Commission issued a comment letter dated August 9, 2012 (the “Staff Comments”).  The following are the Staff Comments and the Company’s responses thereto.

Form 20-F for Fiscal Year Ending August 31, 2011

Financial Statements

Independent Auditor’s Report, page 2

We note that the audit opinion provided by Davidson & Company LLP includes an explanatory paragraph which states that Note 1 to the financial statements “describes conditions and matters that indicate the existence of a material uncertainty may cast significant doubt about Miranda Gold’s ability to continue as a going concern.”  Please note that this conditional language regarding your ability to continue as a going concern is inconsistent with paragraph 12 of AU Section 341.  Please obtain and file a revised report from your auditor to comply with PCAOB standards regarding the description of your going concern uncertainties.

Page 2	Miranda Gold Corp. August 17, 2012 response to the SEC

Company’s Response

The Company will file the attached amended signed report dated December 13, 2011 in place ofthe report originally filed to conform the language used in Canada to that used in the USA.

Closing Response

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Doris Meyer at 604-536-2711, our Chief Financial Officer and Corporate Secretary with any questions regarding this response.

Yours truly,

MIRANDA GOLD CORP.

/s/ Ken Cunningham

Ken Cunningham
President and Chief Executive Officer

Enclosures:
Exhibit 15.1
Signed Davidson & Company audit report